July 28, 2025

To whom it may concern:

Company Name:	Hagiwara Electric Holdings Co., Ltd.
Name of Representative:	Moritaka Kimura, Representative Director, President Executive Officer (Code: 7467, TSE Prime Market NSE Premier Market)
Contact:	Masayuki Hasegawa, Managing Executive Officer
(Tel. +81-52-931-3553)

Company Name:	SATORI ELECTRIC CO., LTD.
Name of Representative:	Hiroyuki Satori, Representative Director, President, Executive Officer (Code: 7420, TSE Prime Market)
Contact:	Koji Suwahara, Director, Managing Executive Officer
(Tel. +81-3-3451-1040)

Announcement Concerning Execution of Basic Agreement on Business Integration through the Establishment of a Joint Holding Company (Share Transfer) between Hagiwara Electric Holdings Co., Ltd. and SATORI ELECTRIC CO., LTD.

Hagiwara Electric Holdings Co., Ltd. (“Hagiwara Electric”) and SATORI ELECTRIC CO., LTD. (“Satori Electric”) (Hagiwara Electric and Satori Electric shall hereinafter be collectively referred to as the “Companies”) hereby announce, as specified below, that the Companies have reached a basic agreement to carry out a business integration (the “Business Integration”) based on the spirit of equality through the establishment of a joint holding company (the “Joint Holding Company”) by means of a joint share transfer (the “Share Transfer”), and the Companies resolved, at their respective board of directors meetings held today, to execute a memorandum of understanding concerning a business integration (the “MOU”), and thereafter entered into the MOU on the same day.

1.	Background and Purpose of the Business Integration
(1)	Background of the Business Integration

Hagiwara Electric commenced business in 1948 under the name “Hagiwara Denki Kogyosha” in Nagoya during the postwar reconstruction period. Hagiwara Electric has entered into a dealership agreement with NEC Corporation, consistently embraced new challenges and expanded its business. Since transitioning to a holding company structure in 2018, Hagiwara Electric, as a “technology-related trading company” that currently employs approximately 300 engineers, has been contributing to the development of monozukuri (the Japanese concept of craftsmanship and manufacturing excellence), primarily in the manufacturing industry related to automobiles and machine tools, by way of proposing and selling electronic components (mainly semiconductors for automobiles) as well as IT solutions. Starting with the establishment of a local subsidiary in Singapore, Hagiwara Electric has been proactively expanding its global presence. In recent years, in pursuit of becoming an engineering solutions partner, Hagiwara Electric has been providing higher value-added proposals to its customers and promoting its business growth through M&A in the fields of engineering and data platform businesses.

Satori Electric was established in 1947 as a dealer for NEC Corporation and Sumitomo Electric Industries, Ltd. Since such time, Satori Electric has expanded its business not only by offering products and services that are in demand in the market and among customers, but also by offering solution services that leverage its accumulated know-how and technological capabilities. Looking ahead to 2030, Satori Electric aims to become a “sustainability solution company” that intends to resolve social challenges together with customers. In addition, since establishing a local subsidiary in Taiwan in 1973, Satori Electric has not only supported Japanese companies expanding overseas, but has also proactively developed business with local companies. Recently, Satori Electric has entered the Indian market through the acquisition of a semiconductor trading company in India and has also acquired a semiconductor design company in the Netherlands, thereby accelerating the global expansion of its business, particularly in the Asian region.

As described above, the Companies, as comprehensive electronics trading companies handling semiconductors, electronic components, and electronic equipment, have been providing optimal solutions that meet the diverse needs of their customers and have expanded their businesses globally, by leveraging a wide variety of products and advanced technologies. The electronics market is currently experiencing a surge in demand for the adoption and utilization of technologies such as the Internet of Things (IoT), artificial intelligence (AI), edge computing, generative AI, and digital transformation (DX), not only in next-generation automobiles, but also to resolve the challenges of smartification across a broad range of industries, including manufacturing. Amid this environmental change, there is an increasing need for solutions that are more closely aligned with customer challenges, in the utilization and supply of semiconductors. Furthermore, the role of electronics trading companies is also evolving, as they are required to build more sophisticated supply chains in the face of the impact of overseas relocation of manufacturing bases in association with changes in semiconductor utilization needs, as well as growing uncertainties in the business environment caused by U.S.-China trade friction, export controls, and geopolitical tensions.

Under such a business environment, the Companies have reached a shared recognition that, in order to achieve continuous business growth and development going forward, it is essential to concentrate their respective management resources and leverage their strengths to expand the scale of their business, and thereby deliver even greater added value. Based on this recognition, the Companies have agreed to pursue the Business Integration through mutual cooperation based on the spirit of equality.

(2)	Purpose and Synergies of the Business Integration

The purpose of the Business Integration is to combine the strengths of the Companies to achieve sustainable growth and further enhancement of corporate value. Amid substantial changes in the business environment, such as rapid digitalization, globalization, and diversification of customer needs, the Companies will seek to strengthen their competitiveness by integrating their respective management resources and know-how, with a focus on the following areas:

(i)	Expansion of business scale through broader product lineups and customer bases

The Companies will leverage their wide range of product lineups and diverse customer bases that they possess in Japan and overseas, and promote cross-selling that utilizes their respective strengths, thereby seeking to expand their respective business domains.

(ii)	Provision of high value-added solutions

The Companies will enhance their ability to build more advanced system solutions by integrating their technological capabilities and development resources, and by further strengthening collaboration with development partners. This will further reinforce their capacity to propose solutions to increasingly diverse and advanced customer challenges.

(iii)	Acceleration of global expansion

The Companies will accelerate their global expansion by leveraging their networks and know-how, particularly in the Asian region, including the rapidly growing Indian market, as well as other overseas markets, and will seek to create new business opportunities and strengthen their respective business foundations.

(iv)	Productivity improvement through operational efficiency

The Companies will promote group-wide operational efficiency and strengthen their management foundations through the optimization of core functions such as IT and logistics infrastructure, as well as domestic and overseas bases and management functions, etc. This will enable the Companies to achieve prompter and more flexible decision-making and enhance productivity.

(v)	Strengthening the management foundations through the integration of organizations and human resources

The Companies will foster an environment in which each employee can fully demonstrate their capabilities and promote the development of a vibrant organization by organically integrating the Companies’ organizational strengths, human resources and know-how. Furthermore, the Companies will accelerate investments, including those aimed at inorganic growth, by further strengthening their financial foundations. Through the establishment of such a robust management foundation, the Companies aim to build a resilient business entity that remains steadfast over the long term, even amid rapidly changing market conditions.

<Basic Framework for Creation of Business Synergies Through the Business Integration>

Vision: “To be a global solution partner that is a pioneer in new value creation”

Through the Business Integration, the solutions held by the Companies will enable vertically integrated value provision, ranging from devices to data utilization services. In terms of market areas, the Companies not only plan to further penetrate from monozukuri (the Japanese concept of craftsmanship and manufacturing excellence) in the manufacturing industry, where they have traditionally held strengths, into the social infrastructure domain, but also aim for global growth, including expansion into other industries. Through these initiatives, the Companies’ corporate group will aim to continuously enhance group-wide corporate value by expanding the scope of its value offerings in a comprehensive manner, as well as by strategically structuring and optimizing the business portfolio from the perspective of profitability, growth potential and stability.

2.	Outline of the Business Integration
(1)	Method of the Share Transfer

The method of the Share Transfer shall be a joint share transfer whereby the Companies will become wholly-owned subsidiaries in the share transfer and the Joint Holding Company, to be newly established, will become a wholly-owning parent company in the share transfer.

(2)	Policy Concerning Listing of the Joint Holding Company

The Joint Holding Company plans to apply for a technical listing of its common shares on the Prime Market of the Tokyo Stock Exchange, Inc. (the “TSE”) and the Premier Market of the Nagoya Stock Exchange, Inc. (the “NSE”). As the Companies will become wholly-owned subsidiaries of the Joint Holding Company through the Share Transfer, the shares of Hagiwara Electric are planned to be delisted from the TSE and the NSE and the shares of Satori Electric are planned to be delisted from the TSE prior to the effective date of the Business Integration.

(3)	Schedule of the Business Integration

Resolution of the board of directors to approve the MOU (Companies)	July 28, 2025 (today)
Execution of the MOU	July 28, 2025 (today)
Record date for the extraordinary shareholders meeting (Companies)	September 30, 2025 (scheduled)
Final agreement on the Business Integration and resolution of the board of directors to approve the Share Transfer plan (Companies)	October 14, 2025 (scheduled)
Execution of the final agreement on the Business Integration and preparation of the Share Transfer plan (Companies)	October 14, 2025 (scheduled)
Extraordinary shareholders meeting (Companies)	December 11, 2025 (scheduled)
Final trading day on the TSE and NSE (Hagiwara Electric)	March 27, 2026 (scheduled)
Final trading day on the TSE (Satori Electric)	March 27, 2026 (scheduled)
Delisting date from the TSE and NSE (Hagiwara Electric)	March 30, 2026 (scheduled)
Delisting date from the TSE (Satori Electric)	March 30, 2026 (scheduled)
Effective date of the Business Integration	April 1, 2026 (scheduled)
Listing date of the Joint Holding Company	April 1, 2026 (scheduled)

The above schedule is tentative as of the date hereof and may be subject to change by agreement upon mutual consultation between the Companies, if necessary due to the progress of the procedures for the Business Integration, or for any other reason. Moreover, during the course of conducting procedures and consultations pertaining to the Business Integration, a public announcement will be promptly made if any circumstances arise that delay or make it difficult to promote the Business Integration, due to notifications to the Japan Fair Trade Commission or other relevant authorities, or for any other reason.

(4)	Content of Share Allotment under the Share Transfer
	Hagiwara Electric	Satori Electric
Share Transfer Ratios	2	1.02

(Note 1) Details of the Share Allotment pertaining to the Share Transfer

For each common share of Hagiwara Electric, two (2) common shares of the Joint Holding Company shall be allotted and delivered; and for each common share of Satori Electric, 1.02 common shares of the Joint Holding Company shall be allotted and delivered. In the event that any fractional shares of the Joint Holding Company arise as a result of the Share Transfer, the amount of money corresponding to such fractional shares will be paid to the relevant shareholders, in accordance with Article 234 of the Companies Act and other applicable laws and regulations; provided, however, that the above share transfer ratios may be subject to change upon mutual consultation between the Companies, if there is any material change in the conditions that form the basis of the valuation thereof or if any material discrepancy is found.

(Note 2) The share unit of the Joint Holding Company shall be 100 shares.

(Note 3) Number of new shares to be delivered by the Joint Holding Company (scheduled)

Common shares: 35,481,762 shares

The above number is based on the total number of issued shares of Hagiwara Electric as of March 31, 2025 (10,118,000 shares), and the total number of issued shares of Satori Electric as of July 22, 2025 (14,946,826 shares). In addition, based on the resolution of the board of directors meeting held on July 14, 2025, Satori Electric has canceled 3,000,000 shares of its treasury stock on July 22, 2025; therefore, the number of treasury shares held by Satori Electric and the total number of shares issued by Satori Electric hereinafter are based on the figures as of July 22 after the cancellation of the said treasury stock.

(Note 4) Handling of Shares Less Than One Unit

Shareholders of the Companies who receive an allotment of shares of the Joint Holding Company constituting less than one unit (100 shares) (“Shares Less Than One Unit”) in the Share Transfer will not be able to sell the Shares Less Than One Unit that they hold on the TSE or other financial instruments exchanges. However, such shareholders may demand that the Joint Holding Company purchase the Shares Less Than One Unit that they hold in accordance with the provision of Article 192, Paragraph (1) of the Companies Act.

Additionally, it is planned that provisions will be set forth in the articles of incorporation of the Joint Holding Company to the effect that the shareholders may demand that the Joint Holding Company sell them a sufficient number of shares to constitute one share unit when combined with the Shares Less Than One Unit that they hold. Therefore, pursuant to such provision of the articles of incorporation and the provision of Article 194, Paragraph (1) of the Companies Act, the shareholders will be able to demand that the Joint Holding Company sell them a sufficient number of shares to constitute one share unit when combined with the Shares Less Than One Unit that they hold.

(5)	Handling of Share Options and Bonds with Corporate Bond Certificates with Share Options of the Companies Becoming Wholly-Owned Subsidiaries

The Companies have not issued any share options or corporate bond certificates with share options.

(6)	Dividends of the Companies Based on Record Date Prior to Establishment of the Joint Holding Company

As stated in the “Summary of Financial Statements for the Fiscal Year Ending March 31, 2025 (Japanese GAAP) (Consolidated)” dated May 14, 2025, Hagiwara Electric plans to pay a dividend of 90 yen per share to shareholders as of the record date on September 30, 2025, and a dividend of 95 yen per share to shareholders as of the record date on March 31, 2026.

As stated in the “Summary of Financial Statements for the Fiscal Year Ending May 31, 2025 (Japanese GAAP) (Consolidated)” dated July 14, 2025, Satori Electric plans to pay a dividend of 44 yen per share to shareholders as of the record date on November 30, 2025, which is the end of the second quarter of the fiscal year ending May 31, 2026. In addition, as stated in the “Announcement Concerning Revision of Dividend Forecast” dated July 28, 2025, and based on the fact that the effective date of the Business Integration is scheduled to be April 1, 2026, Satori Electric plans, subject to the approval of the Share Transfer plan pertaining to the Business Integration by extraordinary resolution at the extraordinary shareholders meetings of the Companies to be held on December 11, 2025, to change the dividend forecast for the fiscal year ending May 31, 2026 which was announced in the “Summary of Financial Statements for the Fiscal Year Ending May 31, 2025 (Japanese GAAP) (Consolidated)” dated July 14, 2025, not to pay the year-end dividend for the fiscal year ending May 31, 2026, and, in lieu of such year-end dividend for the fiscal year ending May 31, 2026, to pay an extraordinary dividend of 46 yen per share to shareholders as of the record date on March 31, 2026.

(7)	Dividends of the Joint Holding Company

The amount of the dividend to be paid by the Joint Holding Company for the fiscal year ending March 31, 2027 will be determined comprehensively, taking into consideration factors such as the past dividend policies and dividend levels of the Companies, as well as the future financial results of the Joint Holding Company. The specific details thereof have not yet been determined as of the date hereof.

(8)	Handling of Treasury Shares Held by the Companies Becoming Wholly-Owned Subsidiaries

The specific details of the handling of the 153,044 shares of treasury shares held by Hagiwara Electric (as of March 31, 2025) and the 85,635 shares of treasury shares held by Satori Electric (Number of shares after deducting 3,000,000 treasury shares retired on July 22, 2025, from 3,085,635 treasury shares as of May 31, 2025) have not yet been determined as of the date hereof. A public announcement will be made promptly upon disclosure becoming possible.

(9)	Management Structure after the Share Transfer

It is planned that Mr. Moritaka Kimura, Representative Director, President Executive Officer of Hagiwara Electric, will assume the position of Representative Director and President at the time of establishment of the Joint Holding Company, and that Mr. Hiroyuki Satori, Representative Director, President, and Executive Officer of Satori Electric, will be appointed as Representative Director and Vice President at the time of establishment of the Joint Holding Company. The number and candidates of other officers shall be determined through mutual consultations between the Companies.

(10)	Structure to Promote the Share Transfer

An Integration Preparation Committee shall be established in order to smoothly and promptly promote the preparations for the Share Transfer and to achieve synergies at an early stage. In addition, upon mutual consultation between the Companies, thematic working groups will also be established under the Integration Preparation Committee to engage in consultations and considerations for the Share Transfer and to determine matters necessary for implementation of the Share Transfer.

3.	Grounds for the Content of the Allotment Pertaining to the Share Transfer
(1)	Grounds and Reasons for the Content of Allotment

To ensure the fairness of the share transfer ratio in the Share Transfer and to otherwise ensure the fairness of the Share Transfer, Hagiwara Electric appointed SMBC Nikko Securities Inc. (“SMBC Nikko”) as a third-party appraiser and Mori Hamada & Matsumoto LPC (“Mori Hamada”) as its legal advisor. Meanwhile, Satori Electric appointed Daiwa Securities Co. Ltd. (“Daiwa Securities”) as a third-party appraiser and TMI Associates as its legal advisor.

The Companies have requested their respective third-party appraisers to perform a valuation on the share transfer ratio to be used in the Share Transfer. Based on the valuation results provided by the respective third-party appraisers and advice from their respective legal advisors, and after comprehensively considering their respective financial conditions, asset status, future outlook, and other factors, the Companies engaged in multiple rounds of careful negotiations and consultations concerning the share transfer ratio. As a result, the Companies determined that the share transfer ratio set forth in 2.(4) above (the “Share Transfer Ratio”) is appropriate. Accordingly, at the respective board of directors meetings held today, the Companies resolved to approve the Share Transfer Ratio and execute the MOU, and the MOU was duly executed.

(2)	Matters Related to the Valuation
(i)	Names of appraisers and their relationship with the Companies

Neither SMBC Nikko, as the third-party appraiser for Hagiwara Electric, nor Daiwa Securities, as the third-party appraiser for Satori Electric, falls under a related party of the Companies, and neither SMBC Nikko nor Daiwa Securities has any material interest in connection with the Share Transfer which needs to be stated. The fees to be paid to SMBC Nikko and Daiwa Securities in relation to the Share Transfer include the fixed fees to be paid irrespective of whether the Share Transfer is successful or unsuccessful, and the contingency fees to be paid subject to the completion of the Share Transfer.

(ii)	Outline of valuation

SMBC Nikko conducted the valuation employing the market share price method, since the shares of Hagiwara Electric are listed on the Prime Market of the TSE and the Premier Market of the NSE, and the shares of Satori Electric are listed on the Prime Market of the TSE, and each of their market share prices are available. Additionally, SMBC Nikko employed the comparable listed company method, since there are multiple listed companies that are engaged in businesses relatively comparable to Hagiwara Electric and Satori Electric, and it is therefore possible to infer the share value by comparing similar listed companies. Furthermore, the DCF method was employed to evaluate the intrinsic value based on the status of Hagiwara Electric’s and Satori Electric’s future business activities.

The valuation results under each of the above methods are as follows. The valuation range of the share transfer ratio below represents the valuation results of the number of common shares of the Joint Holding Company to be allotted per one (1) common share of Satori Electric when allotting two (2) common shares of the Joint Holding Company for one (1) common share of Hagiwara Electric.

Methods Employed	Valuation Results of the Share Transfer Ratio
Market Share Price Method	1.01 - 1.03
Comparable Listed Company Method	0.87 - 1.75
DCF Method	0.53 - 1.16

The market share price method was conducted for Hagiwara Electric and Satori Electric with the valuation reference date set as July 25, 2025, by employing the simple average of the closing prices (rounded to the nearest yen) on the Prime Market of the TSE for the period of one (1) month, three (3) months, and six (6) months immediately preceding the valuation reference date, respectively, and the range of the share transfer ratio was calculated as specified above based on the results of each such evaluation.

In calculating the share transfer ratio, SMBC Nikko, in principle, used the information provided by Hagiwara Electric and Satori Electric, and information available to the general public, and the like. SMBC Nikko relied on the assumption that all such materials and information, etc. were accurate and complete, and did not independently verify their accuracy and completeness. In addition, SMBC Nikko did not conduct any independent valuation, appraisal or assessment of the assets and liabilities of Hagiwara Electric and Satori Electric and their associated companies (including off-balance sheet assets and liabilities and other contingent liabilities), nor did it request a third-party appraiser to conduct any valuation, appraisal or assessment. Furthermore, SMBC Nikko assumed that the information concerning the financial forecasts of Hagiwara Electric and Satori Electric (including the profit plans and other information) was reasonably prepared by the respective managements of Hagiwara Electric and Satori Electric based on the best forecasts and judgments as at the time such information was provided.

In addition, the business plans of Hagiwara Electric and Satori Electric, which SMBC Nikko used as a basis for its valuation under the DCF method, do not incorporate any synergy effects to be achieved as a result of the Business Integration. Moreover, the business plan of Hagiwara Electric for the fiscal years ending March 31, 2026 through March 31, 2028, which SMBC Nikko used as a basis for its valuation under the DCF method, includes fiscal years in which substantial fluctuations in profit are anticipated compared to the previous fiscal year. Specifically, for the fiscal year ending March 31, 2027, a substantial increase in operating income is anticipated compared to the previous fiscal year, driven by revenue growth in the device business due to the acquisition of new projects, and, in the solutions business, by steady demand for DX investment as well as an acceleration in the transition to a high value-added business model centered on data utilization.

Meanwhile, Daiwa Securities conducted the valuation employing the market share price method, since the Companies have listed on the financial instruments exchange and their market share prices are available. Additionally, Daiwa Securities employed the comparable company method, since there are multiple listed companies comparable to the Companies and it is therefore possible to estimate the share value by comparing similar companies. Furthermore, Daiwa Securities employed a discounted cash flow method (“DCF method”) in order to reflect the status of future business activities in the valuation.

The results of the valuation under each of the above methods are as follows. The figures below represent the results of the valuation of the number of common shares of the Joint Holding Company to be allotted per one (1) common share of Satori Electric when allotting two (2) common share of the Joint Holding Company for one (1) common share of Hagiwara Electric.

Methods Employed	Valuation Results of the Share Transfer Ratio
Market Share Price Method	1.01 - 1.04
Comparable Company Method	0.65 - 1.54
DCF Method	0.72 - 1.37

The market share price method was conducted with the valuation reference date set as July 25, 2025, by employing the simple average of the closing prices on the TSE for each period of the past one (1) month, three (3) months, and six (6) months immediately preceding the valuation reference date, respectively.

Under the DCF method, the corporate value is calculated by discounting future cash flows, etc. (which are expected to be generated based on the financial forecasts prepared by the Companies), to present value at a certain discount rate. The financial forecast of Satori Electric which the calculation was based on does not include a fiscal year in which a substantial increase or decrease is expected; however, the financial forecast of Hagiwara Electric does include such a fiscal year in which a substantial increase or decrease in the profit from the previous fiscal year is expected. Specifically, during the fiscal year ending March 2027, a substantial increase in the operating profits from the previous fiscal year is expected due to the sales increase resulting from the engineering business that supports the utilization of software for mobility systems and from the sales expansion of high value added devices, and the recovery of the gross profit margin which resulted from worsened profits due to currency exchange fluctuations or segments of low-profit projects.

In calculating the share transfer ratio, Daiwa Securities, in principle, used the information provided by the Companies, as well as information available to the general public, and the like. Daiwa Securities relied on the assumption that all such materials and information, etc. were accurate and complete, and did not independently verify their accuracy and completeness. In addition, Daiwa Securities did not conduct any independent valuation, appraisal or assessment of the assets and liabilities of the Companies and their associated companies (including off-balance sheet assets and liabilities and other contingent liabilities), nor did it request a third-party appraiser to conduct any valuation, appraisal or assessment. Furthermore, Daiwa Securities assumed that the information concerning the financial forecasts of the Companies (including the profit plans and other information) was reasonably prepared by the respective managements of the Companies based on the best forecasts and judgments as at the time such information was provided.

(3)	Prospects for Delisting and Handling of Application for Listing of the Joint Holding Company

The Companies plan to apply for a technical listing of the common shares of the Joint Holding Company to be newly established on the TSE. The scheduled listing date is April 1, 2026. As the Companies will become wholly-owned subsidiaries of the Joint Holding Company as a result of the Share Transfer, the shares of Hagiwara Electric are scheduled to be delisted from the TSE and the NSE, and the shares of Satori Electric are scheduled to be delisted from the TSE, respectively, on March 30, 2026, prior to the listing of the shares of the Joint Holding Company. The date of the delisting will be determined pursuant to the respective rules of the TSE and the NSE.

(4)	Measures to Ensure Fairness

Hagiwara Electric has taken the following measures to ensure the fairness of the Share Transfer:

(i)	Procurement of a share transfer ratio valuation report from an independent third-party appraiser

As stated in “(1) Grounds and Reasons for the Content of Allotment of 3. Grounds for the Content of Allotment Pertaining to the Share Transfer” above, in order to ensure the fairness and appropriateness of the Share Transfer, Hagiwara Electric has appointed SMBC Nikko as an independent third-party appraiser and has obtained a share transfer ratio valuation report to serve as the basis for the agreement on the share transfer ratio under the Share Transfer. In addition, Hagiwara Electric has engaged in negotiations and consultations with Satori Electric, with reference to the analysis and advice of SMBC Nikko as a financial advisor and third-party appraiser, and Hagiwara Electric resolved at the board of directors meeting held today to carry out the Share Transfer based on the share transfer ratio stated in “(4) Content of Share Allotment under the Share Transfer of 2. Outline of the Business Integration” above.

(ii)	Advice from independent law firm

In order to ensure the fairness and appropriateness of decision making at the board of directors, Hagiwara Electric has obtained legal advice from Mori Hamada, a legal advisor independent from the Companies, regarding matters such as procedures for the Share Transfer and decision-making methods and processes to be undertaken by Hagiwara Electric. Mori Hamada does not fall under a related party of the Companies, and does not have any material interest in connection with the Business Integration which needs to be stated.

Meanwhile, Satori Electric has taken the following measures to ensure the fairness of the Share Transfer:

(i)	Procurement of a share transfer ratio valuation report from an independent third-party appraiser

As stated in “(1) Grounds and Reasons for the Content of Allotment of 3. Grounds for the Content of Allotment Pertaining to the Share Transfer” above, in order to ensure the fairness and appropriateness of the Share Transfer, Satori Electric has appointed Daiwa Securities as an independent third-party appraiser and has obtained a share transfer ratio valuation report to serve as the basis for the agreement on the share transfer ratio under the Share Transfer. In addition, Satori Electric has engaged in negotiations and consultations with Hagiwara Electric, with reference to the analysis and advice of Daiwa Securities as a financial advisor and third-party appraiser, and Satori Electric resolved at the board of directors meeting held today to carry out the Share Transfer based on the share transfer ratio stated in “(4) Content of Share Allotment under the Share Transfer of 2. Outline of the Business Integration” above.

(ii)	Advice from independent law firm

In order to ensure the fairness and appropriateness of decision making at the board of directors, Satori Electric has obtained legal advice from TMI Associates, a legal advisor independent from the Companies, regarding matters such as procedures for the Share Transfer and decision-making methods and processes to be undertaken by Satori Electric. TMI Associates does not fall under a related party of the Companies, and does not have any material interest in connection with the Business Integration which needs to be stated.

(5)	Measures to Avoid Conflicts of Interest

No special measures have been taken in connection with the Share Transfer, as there are no particular conflicts of interest between the Companies.

4.	Outline of the Companies

(1)	Company Name	Hagiwara Electric Holdings Co., Ltd.	SATORI ELECTRIC CO., LTD.
(2)	Location	2-2-1, Higashi Sakura, Higashi-ku, Nagoya-shi, Aichi	14-10, Shiba 1-chome, Minato-ku, Tokyo
(3)	Name and Title of Representative	Moritaka Kimura, Representative Director, President Executive Officer	Hiroyuki Satori, Representative Director, President, Executive Officer
(4)	Business Description	Formulation of business strategies and management of group companies engaged in the sale of electronic devices and electronic equipment, as well as manufacture and sale of factory automation (FA) equipment	Sale of electronic components and electronic equipment, and any businesses incidental thereto
(5)	Capital	JPY 6,099 million (as of March 31, 2025)	JPY 2,611 million (as of May 31, 2025)
(6)	Date of Establishment	March 1948 (commenced business)	July 1947
(7)	Number of Issued Shares	10,118,000 shares (as of March 31, 2025)	14,946,826 shares (as of July 22, 2025)
(8)	Fiscal Year-End	March 31	May 31
(9)	Number of Employees	(Consolidated) 808 employees; (Non-consolidated) 115 employees (as of March 31, 2025)	(Consolidated) 762 employees; (Non-consolidated) 357 employees (as of May 31, 2025)
(10)	Major Business Partners	DENSO Corporation Toyota Motor Corporation Tokai Rika Co., Ltd. Daifuku Co., Ltd. Murata Machinery, Ltd.	Canon Inc. Panasonic Corporation Ricoh Company, Ltd. Hon Hai Precision Industry Co., Ltd. (Foxconn) LG Electronics Inc.
(11)	Major Financing Banks	MUFG Bank, Ltd. Sumitomo Mitsui Banking Corporation	Sumitomo Mitsui Banking Corporation MUFG Bank, Ltd.
(12)	Major Shareholders and Shareholding Ratio

The Master Trust Bank of Japan, Ltd. (trust account) 14.23%

Custody Bank of Japan, Ltd. (trust account) 7.36%

Stany Co., Ltd. 5.05%

Tomoaki Hagiwara 3.43%

MUFG Bank, Ltd. 2.33%

Nagoya Small and Medium Business Investment & Consultation Co., Ltd. 2.31%

Hagiwara Foundation of Japan 2.31%

Sumitomo Mitsui Trust Bank, Limited 1.79%

Sachiko Hagiwara 1.63%

State Street Bank and Trust Company 505223 (Standing proxy: Mizuho Bank, Ltd.) 1.41%

(as of March 31, 2025)

The Master Trust Bank of Japan, Ltd. (trust account) 9.33%

Custody Bank of Japan, Ltd. (trust account) 5.02%

STR Management Ltd. 4.81%

Sumitomo Mitsui Banking Corporation 3.95%

MUFG Bank, Ltd. 3.93%

K.K. Office Satori 3.47%

CKD Corporation 3.00%

Yoshiyuki Satori 2.10%

Reiko Fujii 1.80%

Satori Electric Employee Shareholding Association 1.48%

(as of May 31, 2025)

(13)	Relationship Between the Parties
Capital Relationship	There is no notable capital relationship between the parties.
Personnel Relationship	There is no notable personnel relationship between the parties.
Business Relationship	There is no notable business relationship between the parties.
Applicability as Related Party	For each of the Companies, neither the other party, nor any of its related persons or associated companies constitutes a related party.
(14)	Operating Results and Financial Position for the Last Three Years (Unit: JPY million, unless otherwise indicated)
Fiscal Year-End	Hagiwara Electric Holdings Co., Ltd. (Consolidated)			SATORI ELECTRIC CO., LTD. (Consolidated)
	Fiscal Year Ending March 2023	Fiscal Year Ending March 2024	Fiscal Year Ending March 2025	Fiscal Year Ending May 2023	Fiscal Year Ending May 2024	Fiscal Year Ending May 2025
Consolidated Net Assets	43,531	50,361	52,978	34,945	34,969	33,306
Consolidated Total Assets	106,577	119,706	130,161	81,556	83,798	79,150
Consolidated Net Assets Per Share (JPY)	4,672.91	4,839.87	5,099.30	2,052.73	2,334.61	2,251.59
Consolidated Net Sales	186,001	225,150	258,742	146,336	148,113	156,242
Consolidated Operating Profit	6,725	7,711	7,112	3,791	4,755	3,993
Consolidated Ordinary Profit	6,417	7,221	6,210	2,867	3,653	3,052
Net Income Attributable to Owners of Parent	4,912	4,421	3,699	2,257	2,156	2,524
Consolidated Net Income Per Share (JPY)	554.71	458.80	371.30	137.22	148.86	175.99
Dividend Per Share (JPY)	155.00	185.00	185.00	70.00	80.00	86.00

5.	Status of the Joint Holding Company to Be Newly Established Through the Share Transfer
(1)	Name	Not yet determined as of the date hereof
(2)	Location of Principal Place of Business	A dual-headquarters system is adopted with offices in both Tokyo and Nagoya: 1-14-10, Shiba, Minato-ku, Tokyo (registered head office) 2-2-1, Higashisakura, Higashi-ku, Nagoya-shi, Aichi
(3)	Name and Title of Representative	Mr. Moritaka Kimura, Representative Director and President Mr. Hiroyuki Satori, Representative Director and Vice President
(4)	Business Description	Business management of subsidiaries and groups under the Joint Holding Company, as well as business operations incidental or related thereto
(5)	Capital	Not yet determined as of the date hereof
(6)	Fiscal Year-End	March 31
(7)	Net Assets	Not yet determined as of the date hereof
(8)	Total Assets	Not yet determined as of the date hereof
(9)	Corporate Governance Structure	A company with audit and supervisory committee

6.	Outline of Accounting Methods in Connection with the Share Transfer

The purchase method of accounting is expected to be applied for the accounting methods in connection with the Share Transfer, as the Share Transfer constitutes an “acquisition” under the accounting standards for business combinations. As a result of the application of the purchase method, goodwill (or negative goodwill) is expected to arise in the settlement of the consolidated accounts of the Joint Holding Company; however, the amount thereof has not yet been determined as of the date hereof.

7.	Future Outlook

The Business Integration is expected to have a minor impact on the consolidated financial results of Satori Electric for the fiscal year ending May 2026 and the consolidated financial results of Hagiwara Electric for the fiscal year ending March 2026. An announcement will be made promptly if any matters requiring disclosure arise in the future.

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(Reference) Each Company’s Forecast Financial Results for the Current Fiscal Year (Unit: JPY million)

Hagiwara Electric	Consolidated Net Sales	Consolidated Operating Profit	Consolidated Ordinary Profit	Net Income Attributable to Owners of Parent
Forecast Financial Results for the Current Fiscal Year (Fiscal Year Ending March 2026)	270,000	7,500	6,500	4,000

Satori Electric	Consolidated Net Sales	Consolidated Operating Profit	Consolidated Ordinary Profit	Net Income Attributable to Owners of Parent
Forecast Financial Results for the Current Fiscal Year (Fiscal Year Ending May 2026)	160,000	4,300	3,500	2,600

The business combination described in this press release involve securities of Japanese companies. The business combination is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuers are located in Japan and some or all of their officers and directors reside outside of the United States. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws.

It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the issuer may purchase securities otherwise than under the business combination, such as in the open market or through privately negotiated purchases.

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